UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Owl Rock Capital Corporation II

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

69121D 100

(CUSIP Number)

Marc Lipschultz

Owl Rock Capital Corporation II

245 Park Avenue, 41st Floor

New York, NY 10167

(212) 419-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 9, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) MARC S. LIPSCHULTZ

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 398,230.089

	8	Shared Voting Power 553,638.152

	9	Sole Dispositive Power 398,230.089

	10	Shared Dispositive Power 553,638.152

11	Aggregate Amount Beneficially Owned by Each Reporting Person 398,230.089

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 4.86%

14	Type of Reporting Person* IN

Item 1.	Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.01 per share (“Common Stock”), of Owl Rock Capital Corporation II (the “Issuer”).  The address of the principal executive offices of the Issuer is 245 Park Avenue, 41st Floor, New York, NY 10167. Capitalized terms used, but not defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

This Amendment No. 1 is being filed by the Reporting Person to reflect a decrease in its beneficial ownership percentage solely as a result of the issuance by the Issuer of additional shares of Common Stock, including shares issued in its continuous public offering of up to 264,000,000 shares of Common Stock, and not as a result of any decrease in the number of shares of Common Stock beneficially owned by the Reporting Person. As set forth below, as a result of such issuances by the Issuer of additional shares of Common Stock, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.  Therefore, the filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.  Except as specifically set forth herein, the Schedule 13D, as so amended, remains unmodified.

Item 5.	Interest in Securities of the Issuer

(a)   As of the date of this filing on Schedule 13D, there are 19,605,847.797 shares of Common Stock outstanding, of which Mr. Lipschultz owns 951,868.241 shares* of Common Stock representing 4.86% of the outstanding shares of Common Stock.

*                                         Mr. Lipschultz expressly declares that the filing of this Amendment No. 1 shall not be construed as an admission that he is the beneficial owner of the 553,638.152 shares of Common Stock purchased by the Lipschultz Family 2004 Long Term Family Trust (the “Trust”) for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934.

(b)           Mr. Lipschultz has the sole power to vote and dispose of the 398,230.089 shares of Common Stock he holds and shares power to vote and dispose of the 553,638.152 shares of Common Stock held by the Trust.

(c)           None

(d)           None

(e)           As of May 9, 2018, the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment No. 1 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 9, 2018

By:	/s/ Marc Lipschultz
Name: Marc Lipschultz